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FORM 3
                                            U. S. SECURITIES AND EXCHANGE COMMISSION
                                                      WASHINGTON, D.C. 20549

                                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1.  Name and Address of Reporting Person*    2.  Date of Event    4. Issuer Name AND Ticker or Trading Symbol
                                                 Requiring           The United Illuminating Company (UIL)
Chase          Arnold            L.              Statement
(Last)        (First)        (Middle)            (Month/Day/Year)
                                                    6/28/99

                                             3.IRS Identification 5.  Relationship of Reporting             6. If Amendment,
                                               Number of              Person(s) to Issuer                     Date of Original
c/o Chase Enterprises, One Commercial Plaza    Reporting Person,      (Check all applicable)                  (Month/Day/Year)
               (Street)                        if an entity         _X__ Director      ___  10% Owner             10/7/96
                                               (Voluntary)          ____ Officer (give ____ Other (specify
                                                                           title below)            below)
Hartford               CT         06103                                     ___________________
(City)                (State)     (Zip)                                                                       7. Individual or
                                                                                                                Joint/Group Filing
                                                                                                                (Check Applicable
                                                                                                                 Line)
                                                                                                             _X_Form filed by One
                                                                                                                Reporting Person
                                                                                                             ___Form filed by
                                                                                                                More than One
                                                                                                                Reporting Person



                                      TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of Security                         2.  Amount of        3. Ownership Form: Direct (D)                4.Nature of
    (Instr. 4)                                   Securities          or Indirect (I)                             Indirect
                                                 Beneficially        (Instr. 5)                                  Benficial
                                                 Owned                                                           Ownership
                                                 (Instr. 4)                                                      (Instr. 5)

Common Stock                                       225,000                     D
Common Stock                                         5,300                     I                                    (1)
Common Stock                                       200,000                     I                                    (2)



* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                   (Over)


                                    (Print or Type Responses)
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FORM 3 (continued)
         TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security               2.Date Exer-   3.Title and Amount of Securities 4.Conver- 5.Owner-  6.Nature of
  (Instr. 4)                                    cisable      Underlying Derivative Security   sion or   ship      Indirect
                                                and          (Instr. 4)                       Exercise  Form of   Beneficial
                                                Expiration                                    Price     Deriv-    Ownership
                                                Date                                          of        ative     (Instr. 5)
                                                (Month/Day/                                   Deri-     Security:
                                                 Year)                                        vative    Direct
                                              Date    Expira-                          Amount Security  (D) or
                                              Exer-   tion             Title           or               Indirect
                                              cisable Date                             Number           (I)
                                                                                       of               (Instr. 5)
                                                                                       Shares
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Explanation of Responses:

(1) The reporting person holds these shares as custodian for his four children (i.e., the reporting person holds a portion of these shares as custodian for each child).

(2) These shares are owned by DTC Holdings Corporation, a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE").
    The reporting person owns 5.96% of the common stock of DTCE and various trusts for the benefit of the reporting person, his spouse and/or his children of which the reporting person and another individual are co-trustees own 17.3% of the common stock of DTCE.  The reporting person is a Director and Executive Officer of both DTCE and DTC Holdings Corporation.  The reporting person expressly disclaims ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for the purposes of Section 16 or for any other purpose.


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                                                                          /s/ Arnold L. Chase                 7/8/99
                                                                          -------------------------------     ------
** Intentional misstatements or omissions of facts constitute             **Signature of Reporting Person     Date
   Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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                                                       (Print or Type Responses)



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